Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

THE ROYAL BANK OF SCOTLAND GROUP PLC

Result of General Meeting

20 November 2008

The Royal Bank of Scotland Group plc (“RBS”) announces that all of the resolutions put forward at today’s General Meeting were passed.  They were:

•                  Resolution 1: To increase the Company’s authorised ordinary share capital and to grant the Directors authority to allot ordinary shares in connection with the Open Offer

•                  Resolution 2: To approve the disapplication by the Panel of the requirements of Rule 9 of the City Code

9,828,976,268 shares were voted in favour of Resolution 1 representing 99.28 per cent. of the votes cast and 59 per cent. of total voting capital.

9,832,475,639 shares were voted in favour of Resolution 2 representing 99.36 per cent. of the votes cast and 59 per cent. of total voting capital.

RBS General Meeting Poll Result:

For	Against		Withheld
Resolution 1	9,828,976,268	71,441,290	189,201,746
Resolution 2	9,832,475,639	63,674,128	193,471,793

In accordance with the UK Listing Authority rules, copies of the resolutions will shortly be available for inspection at the Financial Services Authority’s Document Viewing Facility which is situated at: the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone 020 7066 1000).

Contacts

Richard O’Connor	Head of Investor Relations	0207 672 1758

For media enquiries:
Carolyn McAdam	Group Head of Media Relations	07796 274968
Andrew McLaughlin	Group Director, Communications	0131 626 3868

This announcement is not a Prospectus but an advertisement and investors should not subscribe for any securities referred to in this announcement (the “Securities”) except on the basis of the information contained in the Prospectus.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, Securities in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly, in or into the Canada, Australia, Japan or South Africa. This document does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States.

The Securities have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

Neither the content of RBS plc’s website nor any website accessible by hyperlinks on RBS plc’s website is incorporated in, or forms part of, this document.

The distribution of this announcement and/or the Prospectus and/or the Application Forms and/or the transfer or offering of New Shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.